UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             360 GLOBAL WINE COMPANY
                             -----------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    885573204
                                    ---------
                                 (CUSIP Number)

                        Empire Financial Holding Company
                       2170 West State Road 434, Suite 100
                             Longwood, Florida 32779
                                 (800) 569-3337
                       -----------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 28, 2007
                               ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 885573204                    13D                    Page 2 of 5 Pages
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================================================================================
    1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   Empire Financial Holding Company / 91-1952678
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) |_|
                                                                 (b) |_|
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    3       SEC USE ONLY
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    4       SOURCE OF FUNDS
                   OO
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(D) OR 2(E)                            |_|
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                   Florida
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                                          7     SOLE VOTING POWER
              NUMBER OF                              1,851,513 *
               SHARES                 ------------------------------------------
            BENEFICIALLY                  8     SHARED VOTING POWER
              OWNED BY                               0
                EACH                  ------------------------------------------
              REPORTING                   9     SOLE DISPOSITIVE POWER
               PERSON                                1,851,513 *
                WITH                  ------------------------------------------
                                         10     SHARED DISPOSITIVE POWER
                                                     0
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   1,851,513 *
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                       |_|
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   21.48%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON                    CO
================================================================================

* See Item 3

-------------------                                          -------------------
CUSIP No. 885573204                    13D                    Page 3 of 5 Pages
-------------------                                          -------------------

ITEM 1.  SECURITY AND ISSUER.

         The class of equity security to which this statement relates is the common stock, par value $0.001 per share, of 360 Global Wine Company, a Nevada corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 25200 Arnold Drive, Sonoma, California, 95476.

ITEM 2.  IDENTITY AND BACKGROUND.

This Schedule 13D is being filed by Empire Financial Holding Company (the Reporting Person). Empire Financial Holding Company is a corporation incorporated under the laws of the state of Florida, with its principal office at 2170 West State Road 434, Suite 100, Longwood, Florida 32779. The Reporting Person's principal business is providing securities brokerage, asset management, investment banking and market making services to individual investors, independent registered representatives, unaffiliated broker dealers and institutional and wholesale customers.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

From March 1, 2007 to September 28, 2007 Empire Financial Holding Company acquired, through its wholly-owned subsidiary Empire Financial Group, Inc., a total of 1,851,513 shares of the Issuer's common stock. Of that total, 300,000 shares were shares of restricted common stock of the Issuer that Empire Financial Holding Company acquired directly from the Issuer on May 1, 2007. The restricted stock was issued as compensation for financial advisory services. On the date of issuance of the 300,000 shares, the closing price of the Issuer's common stock was $2.31 per share.

On September 28, 2007 Empire Financial Holding Company acquired, through its wholly-owned subsidiary Jesup & Lamont Securities Corporation, 1,130,000 compensatory shares of the Issuer's common stock as a retainer fee from Wynthrop Barrington, Inc., for investment banking fees. The closing price of the Issuer's common stock as quoted on the OTC Bulletin Board on September 28, 2007, the date of the acquisition of the compensatory shares, was $1.19 per share. Wynthrop Barrington has not yet delivered the 1,130,000 compensatory shares to Empire Financial Holding Company. For beneficial ownership purposes, the shares were acquired on September 28, 2007 pursuant to an agreement of that date between Wynthrop Barrington, Inc. and Jesup & Lamont Securities Corporation.

The source of funds for all other acquisitions of the Issuer's common stock between March 1, 2007 and September 28, 2007 was the Reporting Person's own funds. Those transactions were all completed through open market brokered transactions, and are detailed as follows:

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-------------------                                          -------------------
CUSIP No. 885573204                    13D                    Page 4 of 5 Pages
-------------------                                          -------------------

Date of transaction       Price per share      Total cost       Number of shares
-------------------       ---------------      ----------       ----------------

March 1, 2007                   $2.32           $610,899             262,933
March 27, 2007                  $1.56           $176,545             113,170
April 17, 2007                  $1.55           $28,365               18,300
June 29, 2007                   $1.02           $18,778               18,410
August 31, 2007                 $0.97           $8,439                 8,700

ITEM 4.  PURPOSE OF THE TRANSACTION.

The market acquisitions were made by Empire Financial Holding Company as an investment in 360 Global Wine Company, a Nevada corporation (the "Issuer"). The 300,000 restricted shares were received as compensation for financial advisory services. The 1,130,000 compensatory shares were received as an investment banker's fee.

The Reporting Person expects that it will, from time to time, review its investment positions in the Issuer and may, depending on market or other conditions, increase or decrease its investment positions. Except as stated above, the Reporting Person does not have any present intent or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) As of September 28, 2007, the Reporting Person held 1,851,513 Shares of Common Stock, par value $0.001 per share (the "Shares") of the Issuer, which represents approximately 21.48% of the common stock currently outstanding of the Issuer (based on 8,619,389 shares outstanding on September 11, 2007 as disclosed in the Issuer's Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2007).

(b) The Reporting Person has sole power to vote and dispose of 1,851,513 shares of common stock of the Issuer.

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CUSIP No. 885573204                    13D                    Page 5 of 5 Pages
-------------------                                          -------------------

(c) The only transactions in the Issuer's Common Stock that were effected during the past 60 days or since the most recent filing of Schedule 13D, whichever is less, by the person named in response to Item 5(a), above, were those described in Item 3 above.

(d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this
Schedule 13D.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Not Not applicable.

                                  SIGNATURES

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 9, 2007

                                        Empire Financial Holding Company


                                        By: /s/ Steven M. Rabinovici
                                            ------------------------
                                            Name: Steven M. Rabinovici
                                            Its:  Chairman